COMMENTS RECEIVED ON 02/02/2024

FROM DANIEL GREENSPAN

FIDELITY HASTINGS STREET TRUST (File Nos. 002-11517 and 811-00215)

Fidelity Series Emerging Markets Debt Fund, Fidelity Series Emerging Markets Debt Local Currency Fund

POST-EFFECTIVE AMENDMENT NO. 193

FIDELITY TREND FUND (File Nos. 002-15063 and 811-00790)

Fidelity Trend Fund

POST-EFFECTIVE AMENDMENT NO. 148

1)

Fidelity Series Emerging Markets Debt Local Currency Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we change the Leverage Risk to be consistent with that of Fidelity Series Emerging Markets Debt Fund.

R:

The requested change will be made.

2)

Fidelity Series Emerging Markets Debt Fund, Fidelity Series Emerging Markets Debt Local Currency Fund

“Investment Details” (prospectus)

“Non-Fundamental Investment Policies”

C:

The Staff requests we consider disclosing, notwithstanding that shareholder approval is not needed, how much notice would be provided to shareholders in the case of a change.

R:

Each fund’s investment objective is not fundamental. Accordingly, neither fund has adopted a policy that would require a minimum period of notice for a change to a non-fundamental policy.

3)

All funds

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

The Staff requests we add “or group of industries” in this section per section 8(b)(1) of the Investment Company Act of 1940 and Item 16 of Form N-1A.

R:

A fund is required to disclose its policy with respect to concentrating investments in a particular industry or group of industries. Each fund has not identified any industry or group of industries in which it intends to concentrate. Accordingly, we have not modified the disclosure.